UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company") announcing agreements to construct three Newcastlemax and two ultramax fuel efficient newbuildings and new employment for one of the Company's vessels.

This report on Form 6-K is hereby incorporated by reference into the Company registration statement on Form F-3 (File No. 333-180674) that was filed with the U.S, Securities and Exchange Commission with an effective date of July 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: October 1, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President

STAR BULK ANNOUNCES AGREEMENTS TO CONSTRUCT THREE NEWCASTLEMAX
AND TWO ULTRAMAX FUEL EFFICIENT NEWBUILDINGS
 AND NEW EMPLOYMENT FOR ONE OF ITS VESSELS

ATHENS, GREECE, October 01, 2013 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (NASDAQ: SBLK) today announced that on September 23, 2013, the Company entered into agreements with Shanghai Waigaoqiao Shipbuilding Co. Ltd. (SWS) for the construction of two 208,000 dwt Newcastlemax drybulk vessels each with fuel efficient specifications and expected deliveries during the first half 2016.

On September 27, 2013, the Company entered into agreements with Nantong COSCO KHI Ship Engineering Co. (NACKS), for the construction of two 61,000 dwt Ultramax drybulk vessels and one 209,000 dwt Newcastlemax drybulk vessel, each with fuel efficient specifications and expected deliveries for the Ultramaxes during the fourth quarter of 2015 and for the Newcastlemax during the first quarter of 2016.

The aggregate purchase price of the five newbuilding vessels is approximately $214.9 million.

The Company also announced that it has chartered one of its Capesize vessels, the Star Borealis, for approximately five to seven months at a gross daily time charter rate of USD $27,000.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK".  Currently, Star Bulk has an operating fleet of thirteen dry bulk carriers.  The total fleet consists of five Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,290,602 deadweight tons (dwt).  The average age of our current operating fleet is approximately 10.7 years. In addition, we provide vessel management services to nine third-party dry bulk vessels, including four Capesize vessels, three Supramax vessels and two Panamax vessels. We have entered into agreements for the construction of seven drybulk vessels each with fuel efficient specifications, including two 208,000 dwt Newcastlemax drybulk vessels with expected deliveries during the first half of 2016, respectively, one 209,000 dwt Newcastlemax drybulk vessel with an expected delivery during the first quarter of 2016, two 180,000 dwt Capesize drybulk vessels with expected deliveries in the fourth quarter of 2015 and first quarter of 2016, respectively and two 61,000 dwt Ultramax drybulk vessels with expected deliveries during the fourth quarter of 2015 and fourth quarter of 2015, respectively.  In addition, we have entered into letters of intent for the construction of two 60,000 dwt Ultramax drybulk vessels with fuel efficient specifications with expected deliveries in 2015.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:
Simos Spyrou
CFO
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com